SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

AGA Resources, Inc.
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

001071 10 9
(CUSIP Number)

Mr. Zhang, JianPing 141-757 West Hastings Street, Suite No. 658 Vancouver, British Columbia, Canada V6C 1A1 (778) 863-0186
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2006
(Date of Event Which Requires Filing of This Statement)

Copies To:
Harold H. Martin, Esq.
Law Offices of Harold H. Martin, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhang, JianPing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

    This Statement on Schedule 13D relates to shares of common stock, $.00001 par value (the "Common Stock"), of AGA Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 141-757 West Hastings Street, Vancouver, British Columbia, Canada V6C 1A1. There were 2,010,000 issued and outstanding shares of the Issuer’s Common Stock as of February 14, 2006. The Reporting Person is a citizen and resident of Vancouver, British Columbia, Canada, and is the beneficial owner of 900,000 shares of the Issuer’s Common Stock, representing 44.8% of the Issuer’s issued and outstanding shares of Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Zhang, JianPing.

b.	The business address of Mr. Zhang is 141-757 West Hastings Street, Vancouver, British Columbia V6C 1A1.

c.	Mr. Zhang's principal business is acting as a President and CEO of the Company, and his principal address is 1026 Tuxedo Drive,Port Moody, BC, Canada,

d.	During the past five years, Mr. Zhang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Zhang is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of funds or other consideration used in making the purchases reported on this statement were personal funds in the amount of $900.00.

Item 4. Purpose of Transaction.

    The purpose of the transactions described herein is for Mr. Zhang to acquire a significant minority stake in the Issuer as the President, Principal Executive Officer and member of the Board of Directors of the Issuer, and to influence the policies and management of the Issuer. When the Issuer filed a Form 8-A with the Commission on February 6, 2006, the common stock of the Issuer became registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Mr. Zhang became subject to the reporting provisions of Section 13(d) and Rule 13d-1 thereunder. Such provisions require the filing of a Schedule 13D under certain circumstances.

    Mr. Zhang’s plans are to continue to hold his investment in the Issuer, and, together with management of the Issuer, to execute its business plan as set forth in its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005, filed with the Commission February 3, 2006.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 2,010,000 shares of Common Stock, of which Mr. Zhang beneficially owns 900,000 shares of Common Stock . Mr. Zhang is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Mr. Zhang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Zhang, JianPing	900,000	44.8%

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Zhang, JianPing	0	0%

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Zhang, JianPing	900,000	44.8%

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Zhang, JianPing	0	0%

    c. Not applicable.

    d. None.

    e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    None.

Item 7. Material to be Filed as Exhibits.

    None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHANG, JIANPING.

By: /s/ Zhang, JianPing
Name: Zhang, JianPing
Title: President and Director

Date: April 12, 2006